UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2019

TPG PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of principal executive offices, including zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TPGH	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant	TPGH-U	New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	TPGH-WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 20, 2019, in connection with its Extraordinary General Meeting of Shareholders held on September 20, 2019 (the “EGM”), TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”) entered into Amendment No. 1 (the “Trust Amendment”) to the Investment Management Trust Agreement (the “Trust Agreement”) effective as of June 27, 2017, to extend the date on which to commence liquidating the trust account (“Trust Account”) established in connection with the Company’s initial public offering in the event the Company has not consummated a business combination prior to September 30, 2019, from September 30, 2019 to December 31, 2019. A copy of the Trust Amendment is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

At the EGM, which was held on September 20, 2019, holders of an aggregate of 46,892,222 Class A ordinary shares of the Company, par value $0.0001 per share and Class F ordinary shares of the Company, par value $0.0001 per share (together, the “ordinary shares”), which represents 83.364% of the ordinary shares outstanding and entitled to vote as of the record date of August 23, 2019, were represented in person or by proxy.

At the EGM, the following were submitted to and approved by the holders of our ordinary shares.

1. The Extension Amendment Proposal — the voting results of a proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company has to consummate a business combination from September 30, 2019 to December 31, 2019 are set forth below:

For	Against	Abstain	Broker Non-Votes
46,892,222	0	0	N/A

The proposal was approved, having received “for” votes from holders of at least two thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class).

In connection with this vote, the holders of 3,247,267 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.29 per share, for an aggregate redemption amount of approximately $33,400,000, in connection with the extension. As a result, approximately $430,000,000 will remain in the trust account after payment of the redemptions.

2. The Trust Amendment Proposal — the voting results of a proposal to amend the Trust Agreement to extend the date on which to commence liquidating the Trust Account in the event the Company has not consummated a business combination prior to September 30, 2019 from September 30, 2019 to December 31, 2019 are set forth below:

For	Against	Abstain	Broker Non-Votes
46,892,222	0	0	N/A

The proposal was approved, having received “for” votes from holders of more than sixty five percent (65%) of the issued and outstanding ordinary shares.

The approval of the Extension Amendment Proposal will provide an opportunity for the Company’s shareholders to evaluate the Company’s proposed business combination (the “Business Combination”) with Accel Entertainment, Inc., an Illinois corporation (“Accel”). In connection with the proposed Business Combination, the Company and Accel entered into a Transaction Agreement (as it may be amended, the “Transaction Agreement”) on June 13, 2019, as reported on the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2019.

Additional Information and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) which includes a preliminary proxy statement/prospectus with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and related matters. COMPANY SHAREHOLDERS ARE URGED AND ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND, WHEN THEY BECOME AVAILABLE, AMENDMENTS THERETO AND THE FINAL REGISTRATION STATEMENT WHEN IT IS DECLARED EFFECTIVE BY THE SEC. The Registration Statement and other relevant materials (when they become available) and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

The Company, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Business Combination. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement.

Forward Looking Statements

This Current Report includes “forward looking statements” as defined within the Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this Current Report regarding the proposed Business Combination, the Company’s ability to consummate the Business Combination, the benefits of the Business Combination and the future financial performance of the Company following the Business Combination, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. Forward-looking statements may be identified by the use of words such as “could,” “should,” “will,” “may,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement and the proposed Business Combination; (2) the risk that the proposed Business Combination disrupts current plans and operations of Accel or its subsidiaries or the Company as a result of the announcement and consummation of the Business Combination; (3) the inability to complete the proposed Business Combination; (4) litigation relating to the Business Combination; (5) the inability to complete the private placements as set forth in the Subscription Agreements; (6) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (7) the inability to successfully retain or recruits officers, key employees, or directors following the Business Combination; (8) effects on Pace’s public securities’ liquidity and trading; (9) the market’s reaction to the Business Combination; (10) the inability to meet the NYSE’s listing standards following the consummation of the Business Combination; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that the Company or Accel may be adversely affected by other economic, business, and/or competitive factors; (14) the risk that the proposals to complete the Extension are not approved; and (15) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made. Forward-looking statements included in this Current Report speak only as the date of this Current Report, the Company undertakes no commitment to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in the Cayman Islands.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

3.1	Special Resolution of the Shareholders of the Company amending the Amended and Restated Memorandum and Articles of Association of the Company

10.1	Amendment No. 1 to the Investment Management Trust Agreement, dated September 20, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE HOLDINGS CORP.

By:	/s/ Karl Peterson
Karl Peterson Chief Executive Officer

Date: September 20, 2019